UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

PRESS RELEASE
Bovespa: BBDC3, BBDC4 Latibex: XBBDC NYSE: BBD

This Press Release may include information on future events. These considerations may reflect not only historical facts, but also the desires and expectations of Bradesco’s management. Words such as “anticipates”, “desires”, “expects”, “foresees”, “plans”, “predicts”, “projects”, “wishes” and similar expressions are intended to identify statements, which necessarily involve known and unknown risks. Known risks include uncertainties, which are not restricted to the impact of the competitive nature of prices and services, the acceptance of services by the market, service transactions of Bradesco and of its competitors, regulatory approvals, currency fluctuations, changes in the range of services offered and other risks described in Bradesco’s reports. This Press Release is valid as at this date and Banco Bradesco assumes no obligation whatsoever to update this release, either as a result of new information and/or future events.

Monday, 11/06/2006	3rd quarter 2006 Earnings Release

     Banco Bradesco posted, in the first nine months of 2006, excluding extraordinary goodwill amortizations which took place in the period, Net Income of R$5.029 billion.

     The reported Net Income, adjusted by goodwill amortization effects, is:

R$ million
Effects in Net Income	3rd Quarter/06	9 months/06
Reported Net Income	219	3,351
(+) Full Goodwill Amortization – 3Q06	2,109	2,109
(-) Tax Effect of Full Goodwill Amortization	(717)	(717)
Adjusted Net Income	1,611	4,743
(+) Goodwill Amortization – 1H06	-	433
(-) Tax Effect of Goodwill Amortization	-	(147)
Net Income without effects of Goodwill Amortization	1,611	5,029

     For comparison and analysis purposes in this press release, as well as in our Report on Economic and Financial Analysis (available on our website), we are considering the Adjusted Net Income of R$1.611 billion in the quarter and R$4.743 billion in the 9-month period.

  In this quarter we recorded a supplementary provision for labor proceedings, in compliance with CVM Resolution #489, of R$309 million (R$204 million net of taxes) which was totally neutralized by the activation of tax credits of previous periods.
  The Adjusted Net Income in the nine-month period of 2006 stood at R$4.743 billion, 17.1% higher than in the 9M05 (equivalent to EPS of R$ 4.84), while the 3Q06 Adjusted Net Income was R$1.611 billion, 0.6% higher than the previous quarter.
  In the nine-month period of 2006, the annualized Return on Average Stockholders’ Equity (ROAE) stood at 31.5% (33.6% in 9M05), and at 32.7% in the quarter (35.0% in 2Q06).
  Total Assets reached R$ 243.2 billion, up by 20.4% when compared to 9M05 and by 4.4% when compared to 2Q06, of which R$ 92.0 billion (or the equivalent to 37.8%) represented Loan Operations.
  Unrealized Net Income, represented by the difference between the market values of assets and liabilities and their respective book values, stood at R$ 2.628 billion in September/06 vis-à-vis R$ 1.781 billion in June/06, a R$ 847 million increase (note 32b).

  Net Income Breakdown in the nine-month period of 2006 was 33% originated by Insurance, Pension Plans and Savings Plans, 22% by Loans, 26% by Fees, 11% by Securities and Treasury and 8% by Funding results.
  Adjusted Net Interest Income of R$ 14.793 billion in the 9M06 was 23.8% higher than 9M05. In the q-o-q analysis (3Q06 against 2Q06), there was a 1.7% decrease.
  Fee Income grew R$ 1.135 billion, or 21.3%, between September 2005 and 2006, totaling R$ 6.474 billion. Compared to the 2Q06, Fees expanded by R$ 252 million, or 12.1%.
  Operating Efficiency Ratio for the accumulated 12-month period continues to present consistent improvement, standing at 47.0% in September 2005, 43.2% in June 2006 and, finally, 42.4% in September 2006.
  Remuneration to Stockholders’ as Interest on Own Capital / Dividends paid and provisioned until October 5, 2006 amounted R$ 2.120 billion (compared to R$ 1.537 billion in the same period of 2005).
  As of September 30, Banco Bradesco’s Market Capitalization reached R$ 68.575 billion, corresponding to a 32.8% jump, in 12 months, higher than Ibovespa’s, which evolved by 15.4% in the same period. Based on the most recent stock price, of November 3, 2006, Bradesco’s Market Cap already stands at R$ 73.337 billion.
  On May 19, Standards & Poor’s attributed the credit ratings in international scale in foreign currency and domestic currency “BB+/B” (long and short term) to Bradesco. These ratings are one notch above the sovereign credit rating in foreign currency attributed to Brazil.
  On October 27, Moody’s attributed to Bradesco, by means of the Grand Cayman branch, the investment grade classification for foreign currency long-term securities.

Milton Vargas
Investor Relations Officer

Jean Philippe Leroy
Executive General Manager
Telephone: (55 11) 2178-6201

Ivani Benazzi de Andrade
Investor Relations Manager – Institutional
Telephone: (55 11) 2178-6218
4823.ivani@bradesco.com.br

Édina Rosaria dos Santos
Investor Relations Manager – Individuals
Telephone: (55 11) 2178-6203
4823.edina@bradesco.com.br

Fábio Romanin
Analyst
Telephone: (55 11) 2178-6204
4823.fabio@bradesco.com.br

Andressa Vallilo Ramalho
Analyst
Telephone: (55 11) 2178-6217
4823.andressa@bradesco.com.br

www.bradesco.com.br/ir

Loan Portfolio

The Loan Portfolio, including Sureties and Guarantees and amounts receivable from Credit Cards, reached R$ 110.296 billion, up by 27.8% in the year and by 3.6% in the quarter.

Excluding Sureties and Guarantees and amounts receivable from Credit Cards, the Loan Portfolio amounted to R$ 92.013 billion, increasing by R$ 16.769 billion or 22.3% in the year and by R$ 3.370 billion or 3.8% in the quarter.

Loans to Individuals recorded an R$ 8.245 billion growth or 27.0% in the year and a R$1.275 billion growth or 3.4% in the quarter, mostly originated by the higher demand for Personal Loans and Auto Finance, due to the improvement in the Brazilian economy.

Loans to Corporates grew by R$ 8.524 billion or 19.1% in the year, mostly in Trade Finance Operations and BNDES Onlendings, in line with the expected increase in sales, considering the overall economic recovery. In the quarter, the loan book growth was R$ 2.095 billion or 4.1%, with the main increases also recorded in Trade Finance and BNDES Onlendings Operations.

SMEs expanded their demand for loans, recording a 25.6% y-o-y increase in the Loan Portfolio and a 4.0% q-o-q increase. Referring to Large Corporates, increases of 13.1% y-o-y and of 4.2% q-o-q were recorded in the Loan Portfolio. In addition, it is worth mentioning that 91.67% of Sureties and Guarantees operations derive from Large Corporates.

Loan Portfolio by type of customer:

Asset Quality

In September 2006, AA-C rated operations accounted for 92.3% of our Loan Portfolio (92.4% in June 2006 and 93.1% in September 2005), evidencing the good quality of our assets. In this same period, the Financial System recorded an 89.6% ratio (89.5% in 2Q06 and 89.7% in 9M05), while private banks presented ratios of 91.3%, 91.5% and 92.2%, respectively.

The balance of Allowance for Doubtful Accounts (PDD) amounted to R$ 6.215 billion, corresponding to 6.8% of the Loan Portfolio, R$ 5.123 billion of which are required provisions and R$ 1.092 billion are additional provisions.

The coverage ratio, which compares the total balance of Allowance for Doubtful Accounts to the Loan Portfolio balance overdue by more than 59 days, which does not accrue interest, stood at 159.8%, a percentage regarded as very comfortable, pointing out that Bradesco did not proceed to year to date in any securitization of overdue operations, which could eventually improve these ratios.

Allowance for Doubtful Accounts (PDD) Expenses

In the year, the R$ 1.486 million increase is in line with the 22.3% growth of the Loan Portfolio, highlighting the strong loan demand by individuals, of 27.0% .

In the quarter, the R$ 53 million increase also reflects the loan portfolio growth.

R$ million
	9M06	9M05	Variation	3Q06	2Q06	Variation
Regular PDD Expenses	3,144	1,710	1,434	1,157	1,089	68
Additional Provision	79	27	52	12	27	(15)
Reported PDD Expenses	3,223	1,737	1,486	1,169	1,116	53

Coverage Ratios

	Sep/06	Jun/06	Sep/05
AA – C Loan Portfolio	92.3%	92.4%	93.1%
D – H Loan Portfolio	7.7%	7.6%	6.9%
PDD / Loan Portfolio	6.8%	6.6%	6.2%
PDD / D – H Overdue Loan Portfolio	131.1%	129.1%	159.6%
PDD / E – H Overdue Loan Portfolio	156.0%	157.3%	191.5%
PDD / Overdue Loan Portfolio for more than 59 days	159.8%	156.6%	198.5%

Deposits, Debentures, Subordinated Debts and Technical Provisions

In the chart below, we highlight the evolution of deposits, debentures and subordinated debts on both the y-o-y and q-o-q basis:

	R$ billion			Variation %
	Sep/06	Jun/06	Sep/05	quarter	year
Demand deposits	17.6	16.7	14.8	5.7	19.1
Savings deposits	25.4	24.8	24.8	2.3	2.5
Time deposits	35.4	36.4	31.2	(2.9)	13.2
Debentures	19.7	15.3	9.7	29.4	104.0
Subordinated Debt	11.8	10.9	6.5	7.9	81.1
Total	109.9	104.1	87.0	5.6	26.3
Note: Variation calculated in R$ million.

It is also worth to highlight below the volume of Technical Provisions for Insurance, Private Pension Plans and Savings Bonds, reflecting Grupo Bradesco de Seguros e Previdência’s leadership in premiums, as well as its conservative provisioning criteria:

	R$ billion			Variation %
	Sep/06	Jun/06	Sep/05	quarter	year
Private Pension Plans	39.1	37.6	32.6	4.3	20.3
Insurance	4.3	4.1	3.5	3.3	20.0
Certificated Savings Plans	2.3	2.2	2.1	2.4	8.2
Total	45.7	43.9	38.2	4.1	19.6
Note: Variation calculated in R$ million.

Contingent Liabilities

In compliance with CVM Resolution #489, Bradesco records as labor and civil contingent liabilities all losses deemed as probable, which includes the supplementary provision for labor proceedings, recorded in this quarter, in the amount of R$ 309 million. When fiscal contingencies are taken into account, Bradesco does not have any proceeding deemed as probable losses. Proceedings classified as possible losses, in the amount of R$ 100 million, which do not require recording in the books, are disclosed in note 18. In addition, Bradesco is party in legal proceedings related to tax liabilities, named Legal Liabilities, the legality or constitutionality of which are being contested. Regardless of the evaluation of the probability of success, the total amounts related to these liabilities are fully recognized in the financial statements.

In the next chart we highlight the balance of such provisions:

	R$ billion
	Sep/06	Jun/06	Sep/05
Labor Proceedings	1,326	1,010	753
Civil Proceedings	885	872	467
Fiscal and Social Security Provisions	4,781	4,626	3,264
Total	6,992	6,508	4,484

Capital

Bradesco’s Accounting Stockholders’ Equity in September 2006 totaled R$ 21.773 billion and the Reference Stockholders’ Equity reached R$ 31.945 billion. Thus, the Capital Adequacy Ratio (BIS) stood at 16.2% in consolidated figures. Considering that the minimum ratio established in Brazil is 11%. Bradesco’s potential to expand its Loan Portfolio reached R$ 92.7 billion, i.e. more than the double of the current loan portfolio.

Asset Management

Total Assets under Management reached R$140.2 billion, comprising Investment Funds, Managed Portfolios and Third-Party Funds, up by 22.3% y-o-y and by 1.9% q-o-q, as follows:

Total Assets under Management – R$ million
	Sep/06	Jun/06	Sep/05

Investment Funds	127,572	121,640	101,697
Managed Portfolios	7,337	10,400	7,782
Third-Party Funds	5,313	5,608	5,177

Total	140,222	137,648	114,656

Assets Distribution – R$ million
	Sep/06	Jun/06	Sep/05

Total Fixed Income	128,891	126,168	104,383
Total Equities	6,018	5,872	5,096
Total Third-Party Funds	5,313	5,608	5,177

Overall Total	140,222	137,648	114,656

Multimarket Funds

The Multimarket category (which searches for long-term profitability through investments in different asset classes, such as fixed income, equities and derivatives) reached net funding of around R$ 23 billion until September 2006, representing a 19.1% share of the total Investment Funds in Brazil. Both the reduction of interest rates and investors’ higher disposition to take risks contributed to this result. Aware of the growth of this market segment, BRAM created a specific Department, comprised of a team fully focused on the management of this Fund category.

Adjusted Net Interest Income

For a better analysis, the Net Interest Income is presented adjusted by the effects of the sale of investments and hedge of equity abroad, as follows:

R$ million
	9M06	9M05	Variation	3Q06	2Q06	Variation
Reported NII	15,073	12,852	2,221	4,852	4,961	(109)
( - ) Sale of Belgo Mineira	-	(327)	327	-	-	-
( - ) Hedge/Exchange Variation	(280)	(580)	300	15	(10)	25
Adjusted NII	14,793	11,945	2,848	4,867	4,951	(84)
- NII – Interest	13,164	10,898	2,266	4,549	4,340	209
- NII - Non-Interest	1,629	1,047	582	318	611	(293)
% Adjusted over Average Assets	8.9%	8.3%	-	8.5%	9.1%	-

In the year, the R$2.848 billion Adjusted Net Interest Income growth was due to:

  R$2.266 billion increase in interest income operations, mainly driven by the expansion of loan operations; and
  R$582 million increase in “non-interest” income, mainly as a result of higher Securities and Treasury gains.

In the quarter, the R$84 million reduction was originated by:

  R$209 million increase in interest income operations, in line with the higher business volumes; and
  R$293 million decrease in “non-interest” income, mainly as a result of lower Securities and Treasury gains, related to the negative mark-to-market adjustment of the derivative financial instruments used to hedge the market risk of loan operations in Brazil.

Fee Income

The increase of this income was due to:

  increase in volumes;
  client base growth;
  the success of the segmentation process; and
  the consolidation of American Express Brasil;

In the year, the R$1.135 billion growth is mainly due to the following fees:

  Card Income of R$288 million, which includes the R$116 million American Express Brasil consolidation held in 3Q06;
  Checking Account - R$268 million;
  Loan Operations - R$191 million;
  Asset Management - R$163 million;
  Collection - R$47 million;
  Consortium - R$41 million; and
  Tax Payment and Collection - R$36 million

In the quarter, the R$252 million increase was mainly originated by the following fees:

  Card Income of R$160 million, which includes the R$116 million American Express Brasil consolidation held in 3Q06;
  Checking Account - R$22 million;
  Asset management - R$21 million; and
  Loan Operations - R$14 million;

Personnel Expenses

In the year, the R$ 522 million variation was due to:

  the increase in payroll resulting from the 2006 collective bargaining agreement (3.5%) which affected expenses in R$ 87 million: R$ 14 million of labor liabilities, R$ 63 million of supplementary profit sharing (PLR) and R$ 10 million of payroll increase;
  higher expenses with provision for labor proceedings of R$ 103 million;
  BEC/Fidelity/American Express Brasil consolidation of R$ 92 million;
  higher profit sharing expenses of R$ 59 million; and
  the increase in payroll resulting from the 2005 collective bargaining agreement (6%), benefits and other, of R$ 180 million.

In the quarter, the R$ 115 million variation was a result of:

  the 2006 collective bargaining agreement (3.5%), which affected expenses in R$ 87 million: R$ 14 million of labor liabilities, R$ 63 million of supplementary PLR and R$ 10 million of payroll increase; and
  higher expenses due to American Express Brasil consolidation of R$ 36 million.

Note: It does not include the constitution of supplementary provision for labor proceedings previously mentioned, in the amount of R$309 million.

Other Administrative Expenses

In the year, the R$ 496 million growth was mostly due to:

  the increase in the client base and in the volume of businesses;
  Banco BEC/American Express Brasil consolidation in 2006; and
  the investments in the improvement and optimization of the IT platform~~,~~.

In the quarter, the R$ 132 million increase was due to:

  American Express Brasil consolidation of R$ 75 million;
  the increase in third-party services expenses of R$ 39 million;
  higher data processing expenses of R$ 4 million; and
  the increase in depreciation and amortization expenses of R$ 5 million.

Performance Indexes

Operating Efficiency Ratio

We present in the chart on the next page the continuous improvement in this ratio, reflecting the focus on the appropriate management of personnel and administrative expenses, as well as the increase in several income sources:

  Accumulated 12-month amounts

Coverage Ratio:

The Coverage Ratio (Fee Income / Personnel Expenses + Administrative Expenses) has also been constantly improving, as presented below:

  Accumulated 12-month amounts

Insurance, Private Pension Plans and Certificated Savings Plans

Bradesco Seguros e Previdência posted Net Income of R$1.591 billion (+29.9% in relation to 9M05). In the quarterly comparison, the result of R$ 550 million remained stable when compared to the previous quarter.

Until September 2006 the client base grew by 5.3% compared to September 2005, totaling 17.748 million clients.

Premiums from Private Pension Plans and Savings Bonds amounted to R$13.4 billion in September against R$11.7 billion reached in the same period of 2005, a 14.5% increase, representing a 25% market share (August/2006 market data).

Technical Provisions totaled R$45.7 billion, representing a 37.2% share of all Brazilian market Technical Provisions, according to Susep’s figures (August/06 market data).

Combined Ratio:

The improvement in the combined ratio is due to:

1) The reduction in the claims of the Auto/RCF segment - resulting from the profile implementation, which completed one and a half year – as well as in the Basic Line, due to the expressive growth of the residential insurance (with low claims ratios). Referring to the Health segment, the drop in claims resulted from the improved efficiency of operating controls/measures.

2) The reduction of administrative costs in the insurance group as a whole, which in nominal terms, are currently in the same levels presented in 2003.

Ratios	2006			2005
	9 Months	3rd Qtr	2nd Qtr	9 Months	3rd Qtr	2nd Qtr
Combined	98.2	95.3	101.9	101.4	101.5	101.6
Expanded Combined	84.2	82.5	85.4	89.2	86.9	88.8
International	92.1	88.9	95.8	96.2	93.4	96.1

Combined Ratios by Activity (%)

Lines	2006			2005
	9 Months	3rd Qtr	2nd Qtr	9 Months	3rd Qtr	2nd Qtr
Health	95.0	90.9	98.7	106.0	105.3	107.3
Life/AP/VGBL	87.2	81.4	98.6	83.8	85.3	87.6
Auto/RCF and Basic Lines	105.7	105.9	106.8	108.0	107.5	108.1

Highlights of the Market Relations Department

Social-Environmental Responsibility Area

In September the Social-Environmental Responsibility Website was launched, a key additional tool for the disclosure of material information and the construction of an increasingly positive relationship with stakeholders.

The new website, which is a result of months of work and of the effective interaction with several areas, departments and suppliers, shows in detail the organization’s broad operation in all the social-environmental responsibility areas.

To access the new website, type www.bradesco.com.br/rsa

Other Highlights of the Quarter

  on August 25, Bradesco was rated AAA+ by Management & Excellence, a renowned sustainability research and evaluation firm, located in the city of Madrid, Spain. Bradesco is the first Latin American company to be awarded with such rating, meeting 433 criteria of worldwide standards in sustainability, corporate governance, social responsibility, ethics and transparency;

  on September 18, Bradesco joined the Dow Jones Sustainability World Index portfolio, comprising a distinct group of 318 companies from all over the world which are attested, materially, to bear corporate sustainability in their initiatives, practices and corporate management. In that context, Bradesco’s social-environmental practices interact with its corporate strategies and result from the strong belief that a good company works and grows in a society which develops in harmony;

  on October 2, the Bank joined the FTSE LATIBEX BRASIL, the new index released by Spanish Stock Exchanges and Markets (BME) and the FTSE Group (FTSE), the only Euro-denominated index which rates the main Brazilian stocks by market capitalization. Consisting of 13 companies, Bradesco’s weight represents 20.06%, which is the largest private capital share in the index;

  at the Board of Directors meeting as of September 18, 2006, the full goodwill amortization was resolved. The goodwill fully amortized in this quarter corresponded to R$ 2,109 million: R$ 2,055 related to June 2006 balance, plus supplementary goodwill in American Express Brasil in the amount of R$ 54 million; and

  on October 5, the Special Stockholders’ Meeting approved the proposal of Capital Stock increase by R$ 1.2 billion, upon the issuance of 21,818,182 new registered, book-entry stocks at R$ 55.00 per stock, to be subscribed by stockholders between 10.19.2006 and 11.21.2006, at the ratio of 2.226746958% of the stockholder position held at that date (10.05.2006), to be paid in cash on 12.07.2006, and, on the same date, the Special Meeting of the Board of Directors approved the payment to stockholders of Supplementary Interest on Own Capital and Dividends, to be carried out on 12.07.2006, which jointly represent approximately 41.3 times the monthly paid interest, totaling R$1.391 billion.

NOTE:
The complete version of the Financial Statements, as well as the Report on Economic and Financial Analysis as of September 30, 2006, are available on our Website   (www.bradesco.com.br/ir) in the Portuguese, English and Spanish versions.

CONFERENCE CALL INFORMATION

Date: Tuesday, November 7, 2006

Portuguese	English
9:30 am (São Paulo time) 6:30 am (US EST time) Brazil (11) 4688-6301 International (55 11) 4688-6301 Code: Bradesco	11:30 am (São Paulo time) 8:30 am (US EST time) USA (1-800) 860-2442 International (1-412) 858-4600 Brazil (0-xx-11) 4688-6301 Code: Bradesco

The conference calls will also be live broadcasted online with audio and slideshow. Please access our website www.bradesco.com.br/ir

On the conference call page, the presentation will be available for download on the morning of the event.

An audio replay of the conference calls will be available from November 7 to 16, 2006, at the phone numbers (55 11) 4688-6225 for Portuguese, conference call code: 548 and (55 11) 4688-6225 for English, conference code: 967. Alternatively, it will be available on Bradesco’s Investors Relations website approximately two hours after the event has ended.

Market Indicators

In %	9M06	3Q06	2Q06	9M05
USD Commercial Rate	(7.11)	0.46	(0.37)	(16.28)
CPI	2.00	0.45	0.10	3.95
CDI	11.54	3.51	3.58	14.08
IGP-M	2.27	0.84	0.71	0.21
Selic (year end)	14.25	14.25	15.25	19.50
USD Commercial Rate (year end) – R$	2.1742	2.1742	2.1643	2.2222

Macroeconomic Scenario

In %	2006	2007	2008
USD Commercial Rate (year end) – R$	2.10	2.20	2.30
CPI	2.86%	3.90%	4.30%
IGP-M	3.16%	3.73%	4.19%
Selic (year end)	13.25%	12.00%	11.25%
GDP	3.39%	3.60%	3.98%

MAIN FIGURES AND INDEXES

R$ Million	9M06	9M05%		3Q06	2Q06%
Adjusted Net Income	4,743	4,051	17.1	1,611	1,602	0.6
Earnings per Share (R$) (*)	4.84	4.13	17.2	1.65	1.64	0.6
Book Value per Stock (R$) (*)	22.24	18.63	19.4	22.24	21.92	1.5

ROAE (Annualized)	31.5	33.6	-	32.7	35.0	-
ROAA (Annualized)	2.8	2.8	-	2.7	2.9	-

Net Interest Income - Adjusted	14,793	11,945	23.8	4,867	4,951	(1.7)
Fee Income	6,474	5,339	21.3	2,343	2,091	12.1
Personnel and Administrative	(8,671)	(7,653)	13.3	(3,091)	(2,844)	8.7
Expenses

Total Assets	243,192	201,913	20.4	243,192	232,935	4.4
Loan Portfolio	92,013	75,244	22.3	92,013	88,643	3.8
Sureties and Guarantees	13,820	8,673	59.3	13,820	13,369	3.4
Allowance for Doubtful Accounts	(6,215)	(4,647)	33.7	(6,215)	(5,833)	6.5
Deposits	78,853	71,095	10.9	78,853	78,356	0.6
Subordinated Debts	11,767	6,499	81.1	11,767	10,903	7.9
Technical Provisions	45,719	38,235	19.6	45,719	43,947	4.0
Stockholders’ Equity	21,773	18,262	19.2	21,773	21,461	1.5

In %
Efficiency Ratio	41.7	46.0	-	42.1	41.9	-
Efficiency Ratio (**)	42.4	47.0	-	42.4	43.2	-
Expanded Combined Ratio	84.2	89.2	-	82.5	85.4	-
BIS Ratio (Economic-Financial	18.4	17.7	-	18.4	18.7	-
Consolidated)
(Total Consolidated)	16.2	15.5	-	16.2	16.5	-
Fixed Asset Ratio (Economic-	46.0	42.8	-	46.0	48.0	-
Financial Consolidated)
(Total Consolidated)	11,9	18,4	-	11,9	16,4	-

R$ Million	9M06	9M05%		3T06	2T06%
Interest on Own Capital/Dividends (up to 10/05/06)	2,120	1,537	37.9	972	609	59.6
Total Stock (in Thousands) (*)	979,199	980,456	(0.1)	979,199	979,225	-

(*) Note: For comparison purposes, the amounts were adjusted by the 100% stock bonus held on 11.22.2005.

(**) YTD

ADJUSTED STATEMENTS OF INCOME

R$ Million	9M06	9M05%		3Q06	2Q06%

REVENUES FROM FINANCIAL INTERMEDIATION (1 and 2)	28,099	22,854	23.0	9,623	9,680	(0.6)

EXPENSES FROM FINANCIAL INTERMEDIATION	13,306	10,909	22.0	4,756	4,729	0.6

NET INTEREST INCOME	14,793	11,945	23.8	4,867	4,951	(1.7)

Allowance For Doubtful Accounts	(3,223)	(1,737)	85.5	(1,169)	(1,116)	4.7

GROSS INCOME FROM FINANCIAL INTERMEDIATION	11,570	10,208	13.3	3,698	3,835	(3.6)

OTHER OPERATING INCOME (EXPENSES)	(5,083)	(4,735)	7.3	(1,541)	(1,754)	(12.1)
Fee Income	6,474	5,339	21.3	2,343	2,091	12.1
Retained Premiums from Insurance, Private Pension Plans and Certificated Savings Plans	10,553	9,343	13.0	3,807	3,288	15.8
Change in Technical Provisions for Insurance Private Pension Plans and Certificated Savings Plans (2)	(1,946)	(1,110)	75.3	(901)	(466)	93.3
Claims – Insurance Operations	(4,475)	(4,292)	4.3	(1,490)	(1,476)	0.9
Certificated Savings Plans Draws and Redemptions	(878)	(897)	(2.1)	(305)	(288)	5.9
Insurance and Private Pension Plans Selling Expenses	(754)	(697)	8.2	(260)	(251)	3.6
Private Pension Plans Benefits and Redemption Expenses	(1,819)	(1,989)	(8.5)	(525)	(567)	(7.4)
Personnel Expenses	(4,472)	(3,950)	13.2	(1,584)	(1,469)	7.8
Other Administrative Expenses	(4,199)	(3,703)	13.4	(1,507)	(1,375)	9.6
Tax Expenses	(1,573)	(1,304)	20.6	(532)	(533)	(0.2)

Equity in Earnings of Affiliated Companies	42	69	(39.1)	7	30	(76.7)

Other Operating Income	990	797	24.2	419	316	32.6
Other Operating Expenses	(3,026)	(2,341)	29.3	(1,013)	(1,054)	(3.9)

OPERATING INCOME	6,487	5,473	18.5	2,157	2,081	3.7
NON-OPERATING INCOME (3and 5)	20	(37)	-	41	12	241.7
INCOME BEFORE TAXES AND PROFIT SHARING	6,507	5,436	19.7	2,198	2,093	5.0
TAXES ON INCOME (4 and 5)	(1,757)	(1,381)	27.2	(585)	(491)	19.1
MINORITY INTEREST IN SUBSIDIARIES	(7)	(4)	75.0	(2)	-	-
ADJUSTED NET INCOME	4,743	4,051	17.1	1,611	1,602	0.6

Adjustments made in the nine-month period:

(1) Partial result from derivatives used for hedge effect of equity abroad - which in terms of Net Income simply annuls the fiscal and tax effect (IR/CS and PIS/COFINS) of this hedge strategy - totaling R$580 million and R$280 million in the periods of 2005 and 2006, respectively;
(2) Extraordinary provision in the amount of R$327 million was recorded in the Individual Health portfolio, to bring to the same level the premiums for insurance holders over 60 years of age whose health insurance plans are prior to Law 9,656/98 and for benefits related to fully settled plans whose holders are still entitled to their benefits (planos remidos), which was offset by a positive result verified in the partial sale of our R$327 million stake in Belgo-Mineira in the period of 2005;
(3) Supplementary constitution of provisions for labor proceedings in the amount of R$309 million, in compliance with CVM Resolution #489, carried out in the 3rd quarter of 2006;
(4) Activation of fiscal credits of previous periods in the amount of R$204 million; and
(5) Remaining goodwill amortization in subsidiaries carried out in the 3rd quarter of 2006 in the amount of R$2.109 million (R$1.392 million, net of tax effects).

Adjustments made in the quarter:

(1) Partial result from derivatives used for hedge effect of equity abroad - which in terms of Net Income simply annuls the fiscal and tax effect (IR/CS and PIS/COFINS) of this hedge strategy - totaling R$10 million and R$(15) million in the 2nd and 3rd quarter of 2006, respectively;
(3) Supplementary constitution of provisions for labor proceedings in the amount of R$309 million, in compliance with CVM Resolution #489, carried out in the 3rd quarter of 2006;
(4) Activation of fiscal credits of previous periods in the amount of R$204 million; and
(5) Remaining goodwill amortization in subsidiaries carried out in the 3rd quarter of 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 06th, 2006

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.